Exhibit 99.1

Media release

5 August 2003

Westpac Banking Corporation Announcement

        The Board of Westpac has confirmed that it is presently engaged in discussions with David Morgan with the intention of renewing his contract for a further term. David Morgan was initially appointed Chief Executive Officer and Managing Director of Westpac on 1 March, 1999 for an initial term of 5 years.

        Westpac will make a further announcement including a summary of the main elements and terms of David Morgan's renewal contract at the conclusion of the current discussions.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Mb: 0419 683 411